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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    977383108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                DECEMBER 4, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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977383108                                                          PAGE  2 OF 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       17,678,270
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,678,270
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,678,270
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

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977383108                                                          PAGE  3 OF 11
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 61, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       17,678,270
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,678,270
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,678,270
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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977383108                                                          PAGE  4 OF 11
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       17,678,270
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        17,678,270
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,678,270
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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977383108                                                          PAGE  5 OF 11
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ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of October 25, 2000, as amended by Amendment No. 1 thereto, dated as of August 30, 2001, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of SoundView Technology Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1700 East Putnam Avenue, Old Greenwich, CT 06870.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 61, L.P., a Delaware limited partnership ("GAP 61") and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP and GAP 61, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 61 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Erik Engstrom, Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, William J. Lansing, Clifton S. Robbins, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). Mr. Ford is a director of

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977383108                                                          PAGE  6 OF 11
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the Company. The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Kelly, Kern, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212, Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is citizen of Singapore.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate amount of funds required by the Reporting Persons to purchase 4,500,000 shares of Common Stock was $7,713,900.00. The funds used to purchase such Common Stock were obtained from contributions from partners.

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977383108                                                          PAGE  7 OF 11
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ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP 61 and GAPCO II each own of record no shares of Common Stock, 14,540,996 shares of Common Stock and 3,137,274 shares of Common Stock, respectively, or 0%, 13.5% and 2.9%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, and that GAP is the general partner of GAP 61, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 17,678,270 shares of Common Stock or 16.4% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 17,678,270 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Pursuant to the Securities Purchase Agreement, dated December 4, 2001 (the "Securities Purchase Agreement"), among The Goldman Sachs Group, Inc. (the "Seller"), GAP 61 and GAPCO II, GAP 61 agreed to purchase from the Seller an aggregate of 3,701,408 shares of Class B common stock, par value $0.01 per share, of the Company (the "Class B Common Stock"), at $1.7142 per share, for an aggregate purchase price of $6,344,953.59 and GAPCO II agreed to purchase from the Seller an

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977383108                                                          PAGE  8 OF 11
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aggregate of 798,592 shares of Class B Common Stock, at $1.7142 per share, for an aggregate purchase price of $1,368,946.41. Upon the closing of such purchase, pursuant to the Company's Amended and Restated Certificate of Incorporation, such shares of Class B Common Stock will automatically convert into, and GAP 61 and GAPCO II will receive, an equal number of shares of Common Stock. The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to Exhibit 1 hereto, which is incorporated herein by reference.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by adding the following thereto:

                  As described in Item 5(c) above, (i) pursuant to the Securities Purchase Agreement, GAP 61 agreed to purchase from the Seller an aggregate of 3,701,408 shares of Class B Common Stock, at $1.7142 per share, for an aggregate purchase price of $6,344,953.59 and GAPCO II agreed to purchase from the Seller an aggregate of 798,592 shares of Class B Common Stock, at $1.7142 per share, for an aggregate purchase price of $1,368,946.41, and (ii) upon the closing of such purchase, pursuant to the Company's Amended and Restated Certificate of Incorporation, such shares of Class B Common Stock will automatically convert into, and GAP 61 and GAPCO II will receive, an equal number of shares of Common Stock.

                  In addition, pursuant to the Standstill Agreement, dated as of December 4, 2001 (the "Standstill Agreement"), among the Company, GAP, GAP 61 and GAPCO II, GAP, GAP 61 and GAPCO II (collectively, the "Group") agreed not to, among other

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977383108                                                          PAGE  9 OF 11
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things, for a period from December 4, 2001 to the earlier of (a) December 4,
2006 and (b) the latest date on which the Group and all affiliates (as defined in Rule 12b-2 of the Exchange Act) thereof collectively cease to have a beneficial ownership of more than 5% of the outstanding units of any class of voting securities of the Company or its subsidiaries, (i) purchase, acquire or beneficially own or offer to agree to purchase, acquire or beneficially own, whether directly or indirectly or alone or in concert with others, by purchase, gift or otherwise, an aggregate of 24.9% or more of any class of voting securities of the Company or any of its subsidiaries; (ii) make, or in any way participate in, whether directly or indirectly or alone or in concert with others, in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Company or any of its subsidiaries; (iii) acquire, offer to acquire or agree to acquire, whether directly or indirectly or alone or in concert with others, by purchase, exchange or otherwise, all or substantial portions of the assets, tangible and intangible, of the Company or any of its subsidiaries; or (iv) seek, whether alone or in concert with others, to propose any business combination to any member of the Company or any of its subsidiaries or to holders of their voting securities or, except through a representative nominated or elected to the Board of Directors of the Company or any of its subsidiaries, seek to control, change or influence the management, board of directors or policies of the Company or any subsidiaries or nominate any person as a director of the Company or any of its subsidiaries who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the holders of voting securities of the Company or any of its subsidiaries, whether pursuant to the proxy rules of the Securities and Exchange Commission or otherwise.

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977383108                                                          PAGE 10 OF 11
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                  The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to Exhibit 2 hereto, which is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Securities Purchase Agreement, dated December 4, 2001, among The Goldman Sachs Group, Inc. GAP 61 and GAPCO II.

                  Exhibit 2: Standstill Agreement, dated December 4, 2001, among the Company, GAP, GAP 61 and GAPCO II.

                  Exhibit 3: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-In -Fact for GAP, incorporated by reference to Amendment No. 1 to Schedule 13D, dated as of August 30, 2001, filed with the Securities and Exchange Commission.

                  Exhibit 4: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II, incorporated by reference to Amendment No. 1 to Schedule 13D, dated as of August 30, 2001, filed with the Securities and Exchange Commission.


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977383108                                                          PAGE 11 OF 11
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 61, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact